SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2009** AND ENDING **March 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	**NEW YORK**	**10281-1198**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph M. Mattone **(212) 667-9546**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2010, is true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.

Name: Bradley Olson
Title: Chief Financial Officer

Name: Thomas Bailey
Title: Chief Operations Officer

Notary Public

KATHERINE M MORTON
Notary Public, State of New York
02MO6214246
Qualified in New York County
My Commission Expires November 30, 2013

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.
- ☐ (r) Schedule of segregation requirements and funds in segregation for customers' dealer options accounts.
- ☐ (s) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2010
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 27, 2010

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2010
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 319,381
Cash segregated pursuant to federal and other regulations		270,309
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$ 19,052,678	
Securities borrowed	17,241,853	
		36,294,531
Trading assets ($7,567,059 were pledged to various parties)		30,259,064
Receivables:		
Brokers, dealers and clearing organizations	479,228	
Customers	192,042	
Interest and dividends	129,789	
		801,059
Securities received as collateral		29,467
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $66,355		25,822
Other assets		102,671
Total assets		$ 68,102,304

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2010
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 40,316,468	
Securities loaned	8,120,987	
Borrowings from Parent	2,657,227	
Bank borrowings	6,072	
		$ 51,100,754
Trading liabilities		9,202,685
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	4,781,177	
Customers	202,805	
Compensation and benefits	185,284	
Interest and dividends	48,134	
Other	118,039	
		5,335,439
Obligation to return securities received as collateral		29,467
Commitments and contingent liabilities		
Long-term borrowings		61,788
Subordinated borrowings		1,300,000
Total liabilities		67,030,133
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	2,050,000	
Accumulated deficit	(977,829)	
Total stockholder's equity		1,072,171
Total liabilities and stockholder's equity		$ 68,102,304

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Statement of Financial Condition

March 31, 2010

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

In July 2009, the Company was designated a primary dealer by the Federal Reserve Bank of New York. Primary dealers are banks and securities firms that trade in U.S. government securities with the Federal Reserve System. Being a primary dealer enables the Company to participate in Treasury auctions and provide market information to the trading desks at the Federal Reserve Bank of New York.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Principles of Consolidation

The Statement of Financial Condition includes the accounts of the Company and the consolidation of an entity deemed to be a variable interest entity ("VIE") under Accounting Standards Codification ("ASC" or the "Codification") 810-10-15, *Consolidation of Variable Interest Entities* ("ASC 810-10-15"), where the Company is determined to be the primary beneficiary of such entity. At March 31, 2010, the Company is the primary beneficiary of one variable interest entity (see Note 14).

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standard Board ("FASB") issued ASC 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 replaces existing guidance defining the relative level of authority of various types of accounting principles generally accepted in the United States ("U.S. GAAP"), and provides all authoritative literature related to a particular topic in one place. The Codification is not intended to create new guidance.

ASC 105 applies prospectively to interim or annual financial periods ending after September 15, 2009. The Company adopted the ASC for the year ended March 31, 2010. The adoption of ASC 105 did not have a material impact on the Company's Statement of Financial Condition.

On April 1, 2009, the Company adopted new guidance included in ASC 855, *Subsequent Events* ("ASC 855"), which provides accounting and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 defines: (i) the period after the balance sheet date during which events or transactions that may occur are evaluated for potential recognition or disclosure in the financial statements; (ii) the circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) disclosures about events or transactions that occurred after the balance sheet date (see Note 17).

On April 1, 2009, the Company adopted new guidance for transfers of financial assets included in ASC 860, *Transfers and Servicing* ("ASC 860"), that requires a transfer of a financial asset and a reverse repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other to be evaluated as a single linked transaction unless specific criteria are met. The adoption of the new guidance did not have a material impact on the Company's Statement of Financial Condition.

2. Significant Accounting Policies (continued)

On April 1, 2009, the Company adopted updated guidance included in ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820"), which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption of the revised guidance on fair value measurement did not have a material impact on its Statement of Financial Condition as it was consistent with the Company's existing valuation methodology.

On April 1, 2009, the Company adopted the new disclosure requirement included in ASC 825, *Financial Instruments* ("ASC 825"), which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. As this requirement does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on the Company's Statement of Financial Condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Measuring Liabilities at Fair Value* ("ASU 2009-05"), which provides new guidance for determining the fair value of both financial and non-financial liabilities, when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The Company adopted ASU 2009-05 on October 1, 2009. The adoption of ASU 2009-05 did not have a material impact on the Company's Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Future accounting developments

In June 2009, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140* ("SFAS 166"). In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which incorporated SFAS 166 into the Codification. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of Qualified Special Purpose Entities ("QSPEs"), and requires additional disclosures about transfers of financial assets and a transferor's continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by ASC 810, *Consolidation* ("ASC 810") as amended by ASU 2009-17, described below, provided the Company still has variable interests in those entities at the adoption date.

ASU 2009-16 is effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance for transfers of financial assets is prospective after adoption. The Company adopted the guidance of ASU 2009-16 on April 1, 2010. The adoption of the revised guidance is not anticipated to have a material impact on the Company's Statement of Financial Condition.

In June 2009, the FASB issued SFAS 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS 167"), which revises the existing accounting guidance determining when a VIE should be consolidated. In December 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 2009-17").* The revised guidance requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides the company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the company must consolidate the entity. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. The revised guidance also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

2. Significant Accounting Policies (continued)

The revised guidance is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The revised guidance contains special transition provisions governing whether the assets, liabilities, and non-controlling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. The revised guidance may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

The Company adopted the revised guidance on April 1, 2010. The adoption of the revised guidance is not anticipated to have a material impact on the Company's Statement of Financial Condition.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 will expand the disclosures made under ASC 820 for fair value information. ASU 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and 2 of the fair value hierarchy and reasons for these transfers among levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis. ASU 2010-06 also clarifies existing fair value measurement disclosure guidance about the level of disaggregation required for disclosures made under the fair value hierarchy, inputs, and valuation techniques.

The new disclosures and clarifications of existing disclosures are generally required to be implemented for annual periods beginning after December 15, 2009. Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010. Because ASU 2010-06 impacts disclosures and not the accounting treatment of assets and liabilities, the Company does not expect a material impact upon its Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are translated into United States dollar equivalents using year-end spot foreign exchange rates while revenue and expense accounts are translated at the actual rates of exchange during the year. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company accounts for its financial assets and liabilities at fair value under various accounting literature, including ASC 820, ASC 320, *Investments – Debt and Equity Securities* ("ASC 320"), ASC 815, *Derivative and Hedging* ("ASC 815") and the fair value option election in accordance with ASC 825. The Company also accounts for certain assets at fair value under applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers*.

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value requirements (see Note 4).

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income on a trade date basis.

2. Significant Accounting Policies (continued)

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. In instances where valuation models are applied, inputs are correlated to a market value, combinations of market values or the Company's proprietary data. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

The fair value associated with over-the-counter ("OTC") derivative financial instruments is recorded on a net-by-counterparty basis and on a net-by-cash collateral basis where a legal right of setoff exists, in accordance with ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters*. The fair value is netted across products when such provisions are stated in the master netting agreements. Also, the Company offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreements. Fair value is based on broker or dealer price quotations or pricing models. Pricing models utilize a series of market inputs to determine the present value of future cash flows, with adjustments as required, for credit risk and liquidity risk.

New, complex products may trade within immature markets and lack liquidity due to a limited number of available counterparties. The precision of pricing models for complex products that involve multiple variables and assumptions evolves over time. As markets for these products develop, the Company continually refines its pricing models to correlate to the market value and market risks of these instruments.

ASC 825 permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. If the entity elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. At March 31, 2010, the Company had not elected to carry any financial assets at fair value under ASC 825; however, it had elected to carry certain financial liabilities at fair value under ASC 825 (see Note 4).

2. Significant Accounting Policies (continued)

Collateralized Short-Term Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by ASC 210-20 *Balance Sheet – Offsetting* ("ASC 210-20"). It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase. Substantially all of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. In accordance with ASC 860, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in Securities received as collateral and Obligation to return securities received as collateral, respectively, on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized over three years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, which range from three to sixteen years.

Memberships in Exchanges

Memberships in exchanges, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are included in Other assets on the Statement of Financial Condition. These memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. There were no exchange membership impairments recorded during the year ended March 31, 2010.

Revenue Recognition

Interest and dividends revenues are earned primarily from collateralized short-term financing agreements and trading assets and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Commission revenues, net consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur. Certain related party transactions are recorded as a reduction of commission revenues (see Note 12).

Fees from related parties include the allocation of revenues received from related parties based on a profit split of certain trading revenue. The profit split is determined based on a number of factors including the location of the traders that produced the revenue and the location of capital at risk for that product. The Company also earns fees for certain operational and administrative services provided to related parties. These fees are determined under a service level agreement. Revenues are recognized as earned on an accrual basis.

2. Significant Accounting Policies (continued)

Principal transaction revenues include realized and unrealized gains and losses from proprietary trading.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Expenses

Interest expense is incurred primarily on securities loaned, securities sold under agreements to repurchase, borrowings from NSI's parent and subordinated borrowings, and is accounted for on an accrual basis.

Service fees from/to related parties include costs for administrative functions outsourced to affiliated companies, primarily NHA. These fees are determined under either service agreements or an approved allocation method.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions.

3. Cash Segregated Pursuant to Federal and Other Regulations

Cash of approximately $175 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash of approximately $1 million and money market mutual funds of approximately $94 million are segregated pursuant to CFTC Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Fair Value Measurements

Management estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition (including collateralized short-term financing agreements, trading assets and trading liabilities, receivables and payables, short-term borrowings and subordinated borrowings) approximate their carrying value, as such financial instruments are either measured at fair value on a recurring basis or are short-term in nature, bear interest at current market rates or are subject to repricing.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

4. Fair Value Measurements (continued)

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are collateralized loan obligations valued using significant unobservable parameters.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skews and correlation risk for derivative instruments, and refinancing periods and recovery rates for credit related products and loans.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between a specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

A range of fair values may be available for Level 3 financial instruments as a result of uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence their value.

4. Fair Value Measurements (continued)

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. When a derivative is valued using a combination of Level 1, 2 and 3 inputs, it would be classified as a Level 3 financial asset or liability, where the Level 3 inputs are significant in its measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2010 within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Trading Assets:					
U.S. government and agency securities	$ 9,710,428	$ 5,811,896	$ –	$ –	$ 15,522,324
Mortgage-backed securities	–	11,614,485	13,907	–	11,628,392
Derivative instruments	740,032	913,523	–	(262,273)	1,391,282
Bank and corporate debt securities	–	810,349	–	–	810,349
Equity securities	782,135	6,939	–	–	789,074
Money market mutual funds	65,000	–	–	–	65,000
Collateralized loan obligations	–	–	52,643	–	52,643
Total Trading assets	$ 11,297,595	$ 19,157,192	$ 66,550	$ (262,273)	$ 30,259,064
Securities received as collateral	$ 29,467	$ –	$ –	$ –	$ 29,467
Liabilities:					
U.S. government and agency securities	$ 6,516,510	$ 468,871	$ –	$ –	$ 6,985,381
Derivative instruments	774,655	651,231	–	(32,030)	1,393,856
Bank and corporate debt securities	–	400,432	4,391	–	404,823
Equity securities	397,982	4,516	–	–	402,498
Mortgage-backed securities	–	16,127	–	–	16,127
Total Trading liabilities	$ 7,689,147	$ 1,541,177	$ 4,391	$ (32,030)	$ 9,202,685
Obligation to return securities received as collateral	$ 29,467	$ –	$ –	$ –	$ 29,467
Long-term borrowings [1]	$ –	$ –	$ 61,788	$ –	$ 61,788

[1] Represents long-term notes issued by a consolidated VIE (see Note 14).

4. Fair Value Measurements (continued)

Financial assets pledged as collateral to creditors represent proprietary positions whose terms permit the counterparty to sell or repledge the financial assets to others. At March 31, 2010, the Company has pledged $7.6 billion of financial assets. These instruments primarily consist of U.S. government and agency securities.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. A derivative contract may be traded on an exchange or OTC. Exchange-traded derivatives are standardized and include option and futures contracts. OTC derivative contracts are individually negotiated between contracting parties. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in OTC markets are valued via pricing models based upon dealer price quotations and taking into consideration time value and the volatility of the underlying instruments, as well as other economic factors. Unrealized gains and losses on derivative contracts used for economic hedging purposes are recognized currently in income. The Company does not apply hedge accounting as defined in ASC 815, as all financial instruments are marked to market with changes in fair value recorded in income.

ASC 825 allows the option to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. The Company elected the fair value option for the long-term notes issued by the consolidated VIE (see Note 14), which are included in Long-term borrowings in the Statement of Financial Condition. The election was made to mitigate the volatility in income caused by carrying the financial assets of the VIE at fair value, with changes in fair value recognized through earnings, even though the Company has no economic exposure to those financial assets.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and foreign exchange contracts, mortgage-backed and to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

5. Derivative Instruments and Hedging Activities (continued)

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. Since all of the Company's OTC derivative contracts are with affiliates, there is no credit risk that the Company will incur if any collateral or other securities the Company held in relation to those instruments proved to be of no value.

For future contracts, the change in the market value is settled with a clearing broker dealer. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

5. Derivative Instruments and Hedging Activities (continued)

Substantially, all the Company's derivative transactions are for trading purposes. The following table quantifies the volume of the Company's derivative activity recorded in Trading assets and liabilities on the Statement of Financial Condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. Notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Derivative Assets		**Derivative Liabilities**	
	Notional	Fair Value	Notional	Fair Value
Equity contracts	$ 21,700,128	$ 740,032	$ 20,163,331	$ 774,655
Interest rate contracts	8,115,000	1,819	20,152,600	1,506
Other contracts [1]	162,671,849	911,704	171,929,336	649,725
Gross derivative instruments	$ 192,486,977	$ 1,653,555	$ 212,245,267	$ 1,425,886
Less: Counterparty netting		(32,030)		(32,030)
Less: Cash collateral netting		(230,243)		–
Total derivative instruments		$ 1,391,282		$ 1,393,856

[1] Other contracts are primarily composed of mortgage-backed TBAs.

In the normal course of business, the Company enters into credit derivatives as part of its trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index.

5. Derivative Instruments and Hedging Activities (continued)

The following table presents information regarding protection sold through credit default swaps as of March 31, 2010 and the external credit rating of the underlying liability (in thousands):

	Maximum Payout / Notional and Period of Expiration		
	Carrying Value	Maximum Payout	After 5 years
Credit default indices:			
AAA	$ (17,519)	$ 114,348	$ 114,348
AA	(13,005)	16,082	16,082
Total	$ (30,524)	$ 130,430	$ 130,430

The maximum potential amount of future payments under credit derivatives contracts are based on the notional value of derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. All the Company's written credit derivatives were with an affiliate.

6. Collateralized Financing Agreements

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2010, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $18.9 billion and $16.7 billion, respectively, substantially all of which was sold or repledged.

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2010 (dollars in thousands):

	Receivables	Payables
Receivables from / payables to brokers, dealers and clearing organizations	$ 345,478	$ 12,498
Securities failed-to-deliver/receive	133,750	264,302
Trade date adjustment	–	4,504,377
	$ 479,228	$ 4,781,177

Receivables from clearing organizations include cash collateral deposited with clearing organizations. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Trade date adjustment represents the net amount payable on unsettled securities transactions.

8. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment and cash transactions. Securities owned by customers are held as collateral for receivables.

9. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1") (dollars in thousands):

Lender	Principal	Maturity Date	Interest Rate
NHA	$ 500,000	March 31, 2012	Variable
NHA	300,000	December 31, 2011	Variable
	$ 800,000		

9. Subordinated Borrowings (continued)

To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, they may not be repaid. At March 31, 2010, the interest rate on these loans was 0.77%, which is based on NHA's adjusted cost of funds. Interest payable at March 31, 2010 was $532 thousand.

The Company also has approval from the FINRA for a Revolving Note and Cash Subordination Agreement (the "Agreement") with NHA for up to $1,450 million. At March 31, 2010, the Company had borrowed $500 million under the Agreement, and is recorded in Subordinated borrowings on the Statement of Financial Condition. At March 31, 2010, the interest rate on this note was 0.77%, which is based on NHA's adjusted cost of funds. This note matures on December 31, 2010. Interest payable at March 31, 2010 was $332 thousand. The subordinated borrowings are available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subsequent to March 31, 2010 the Company borrowed additional amounts under the Agreement (see Note 17).

10. Off-Balance Sheet Risk and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

At March 31, 2010, the Company has commitments to enter into future resale and repurchase agreements totaling $17.8 billion and $11.4 billion, respectively.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation on the Statement of Financial Condition at March 31, 2010, at market values of such securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2010. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

10. Off-Balance Sheet Risk and Concentration of Credit and Market Risks (continued)

Concentrations of Credit and Market Risks

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers.

The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Commitments, Contingent Liabilities and Guarantees

Presented below is a schedule of minimum future lease payments on non-cancelable operating leases as of March 31, 2010, including amounts offset by sublease income of approximately $0.6 million:

		Minimum Future Lease Payments, Net of Sublease Income (in thousands)
Year Ended March 31:		
2011	$	715
2012		647
2013		555
2014		485
2015		112
Total minimum future lease payments	$	2,514

11. Commitments, Contingent Liabilities and Guarantees (continued)

Operating leases are subject to escalation clauses and are generally cancelable with substantial penalties.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. In view of the inherent difficulty of predicting the outcome of such actions, the Company cannot predict what the eventual loss related to such matters will be. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with legal counsel, that the resolution of such suits will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments outstanding at March 31, 2010.

12. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions for trades executed with affiliates on behalf of their clients. In addition, NHA provides office space and other equipment for use by the Company. Additionally, the Company reimburses NHA and its affiliates, and NHI's affiliates for expenses and certain other costs, which are paid on behalf of the Company.

At March 31, 2010, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets		
Securities purchased under agreement to resell	$	6,653,069
Securities borrowed		519,741
Trading assets		53,968
Receivables from brokers, dealers and clearing organizations		80,087
Interest and dividends receivable		1,553
Other assets		68,861
Liabilities		
Securities sold under agreements to repurchase	$	8,223,946
Securities loaned		1,650,640
Borrowings from Parent		2,657,227
Trading liabilities		6,780
Payables to brokers, dealers and clearing organizations		112,410
Payables to customers		18,593
Interest and dividends payable		1,464
Other payables		73,485
Subordinated borrowings		1,300,000

At March 31, 2010, the Company has an overnight loan from NHA of $2,657 million. The interest rate on this loan was 0.78%.

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA and other states of approximately $2.1 million and $69 thousand are included in Other payables on the Statement of Financial Condition as of March 31, 2010.

The components of the Company's net deferred tax asset at March 31, 2010 are as follows (dollars in thousands):

Deferred tax asset	$	596,513
Less valuation allowance		(595,851)
		662
Deferred tax liability		(662)
Net deferred tax asset	$	–

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards, alternative minimum tax credit carryforwards, Section 163(j) interest expense deferral, compensation accruals and certain other accrued expenses.

A valuation allowance of $595.9 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in ASC 740. The net decrease during the fiscal year ending March 31, 2010 in the total valuation allowance is $56.4 million, which was primarily attributable to reductions in gross deferred tax assets from net operating loss carryovers due to accrual to return adjustments.

At March 31, 2010, the Company had federal net operating loss carryforwards of approximately $458 million which begin to expire in the year ending March 31, 2025. In addition, the Company had New York State and City net operating loss carryforwards of approximately $621 million which begin to expire in the year ending March 31, 2020.

13. Income Taxes (continued)

As of March 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

The Company is currently under audit for various state and local tax jurisdictions for the tax years ended March 31, 2003 through 2007. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

14. Variable Interest Entities and Securitizations

ASC 810-10-15 requires the consolidation of entities in which an enterprise, as the primary beneficiary, absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. The Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. At March 31, 2010, the Company consolidates a VIE, for which it is the primary beneficiary, that was created to market structured bonds to investors by repackaging corporate convertible bonds. At March 31, 2010, after consolidation, the VIE's underlying assets, which are comprised of corporate debt securities, were approximately $71.2 million and are included in Trading assets.

At March 31, 2010, the VIE's underlying liabilities, which are recourse only to the VIE's assets, were approximately $61.8 million and are included in Long term borrowings. The Company's maximum exposure to economic loss on this VIE is limited to its interest in the VIE, which was approximately $9.4 million at March 31, 2010.

The Company also transfers assets to QSPEs that securitize residential mortgage passthrough securities and other types of financial assets. The Company's involvement with QSPEs includes structuring QSPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by QSPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from

14. Variable Interest Entities and Securitizations (continued)

the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the QSPEs. Any such interests are accounted at fair value and included in Trading assets in the Statement of Financial Condition, with the changes in fair value included in income.

During the year ended March 31, 2010, the cumulative balance of financial assets transferred to QSPEs in which the Company has continuing involvement was approximately $9.2 billion. At March 31, 2010, the amount of total assets held by such QSPEs were approximately $8.7 billion. At March 31, 2010, the Company's retained interest was approximately $1.4 billion and is included within Trading assets as mortgage-backed securities. For the year ended March 31, 2010, the Company received approximately $45.6 million of proceeds from the QSPEs. During the fiscal year ended March 31, 2010, the Company did not provide financial support beyond its contractual obligations to any VIE.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Certain of the Company's employees participate in NHA's various incentive plans. The Company records its allocated share of stock-based compensation cost from NHA as an expense with a corresponding liability to NHA.

16. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or

16. Net Capital (continued)

$1,000,000, whichever is greater. The Company is required to maintain regulatory net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2010, the higher regulatory net capital requirement was the SEC Rule 15c3-1. At March 31, 2010, the Company had regulatory net capital of approximately $1,422 million, which was approximately $1,408 million in excess of required regulatory net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Subsequent Events

Subsequent to March 31, 2010, the Company borrowed a total of $200 million from NHA under the Revolving Note and Cash Subordination Agreement discussed in Note 9. The interest rate on this loan is variable. The Company has evaluated subsequent events through May 27, 2010 the date as of which this Statement of Financial Condition is being issued.

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